

August 17, 2012

<u>Via E-mail</u>
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park
Nanshan, Shenzhen, China 518057

> **Re: Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 6-K filed August 6, 2012**
> **File No. 001-33036**

Dear Mr. Lung:

We have reviewed your response letter dated July 27, 2012 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 4. Information on the Company, page 27</u>

<u>Distribution, Direct Sales, page 31</u>

1.   Please refer to prior comment 1. To the extent China-based tender sales or any other arrangements involving customer acceptance become a material source of revenue, please revise future filings to address your accounting policy for recognizing revenue when customer acceptance is required.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

2.   We note your response to our comment 2 of our June 4, 2012 letter indicating that you typically require domestic distributors to make (i) advanced payments or (ii) payments upon product delivery. In light of the significant percentages of your total sales made to domestic distributors in each of the fiscal years presented, as shown in your response to prior comment 3, please explain to us, with appropriate quantification, how that policy is reflective of the amounts of net cash generated from operations presented in your statements of cash flows in each of these fiscal years. Tell us why it would not be reasonable to expect larger amounts of cash being generated from operations.

3.   Further to your response to prior comment 3, for each of the fiscal years 2009, 2010 and 2011 and for the first and second quarters of 2012, please quantify the amount of domestic distributor sales, domestic direct sales, international distributor sales and international direct sales made under credit sales and those made under cash sales. Please further break down the credit sales by credit terms (i.e., 60 days or less, 90 days, 120 days, 180 days, 360 days, or 720 days) and the cash sales by type (i.e., advance payment arrangements or payment upon delivery).

4.   Please also provide us with a roll-forward of your account, *Advances from customers* for the three most recent fiscal years and interim period. The rollforward should show the aggregate increases in the account due to advance cash collections and the aggregate decreases due to sales recorded in the period.

5.   From your response to comment 6 in your June 18, 2012 response letter, we see that for sales to public or government hospitals, you do not make any accounts receivable provisions based on aging because you have no record of default from that category of customers. Please clarify for us whether the public and government hospitals to which you refer are located solely in China, or tell us the other countries where you sell to that category of customers and explain your conclusion that credit risk in those countries is also minimal .

6.   We note your response to comment 2 of our letter dated June 4, 2012, which indicates that your domestic business consists primarily of distribution sales and then highlights your tender sales for the periods. However, we note that you recorded $67 million in domestic direct sales in fiscal 2011 and that only $8.9 million were tender sales.

    •   Please tell us, with appropriate quantification, the payment terms of your domestic direct sales (i.e., cash on delivery, advance payments, credit, etc.) for each reported period.

- Describe the customer categories to which you make domestic direct sales, including whether these customers are government organizations, public hospitals, or private clients, etc., and, if applicable, discuss the credit risk related to the sectors.

7. Please revise future filings to describe your arrangements with third party leasing agents similar to your response to prior comment 8. To the extent these arrangements become material, please revise future filings to separately quantify the arrangements as well.

8. Further to your response to prior comment 9, please clarify whether the export credit insurer is your subsidiary Shenzhen Mindray Bio-Medical Electronics Co., Ltd. or a third-party insurance company. If the latter, please also clarify for us the role your subsidiary Shenzhen Mindray Bio-Medical Electronics Co., Ltd plays in the export credit insurance transactions.

9. In this regard, we note your response to the second bullet of our comment 9 that recoveries from insurers are consistent with 80-90% of outstanding invoice amounts and that you have not recorded impairments against these amounts. Please describe for us how you assess the remaining 10-20% of outstanding invoice amounts that are not covered by the export credit insurance for impairment and discuss your collection history for these amounts.

10. Further to your response to the third bullet point to prior comment 9, we note that you record export credit insurance recoveries within general and administrative expenses when recoveries are *probable*.

- Discuss the reasons for your conclusion that recording expected recoveries under export credit insurance as a receivable is consistent with US GAAP. Please reference the literature on which you are relying.
- Tell us when you record impairment losses on receivable balances on which you maintain export credit insurance.
- Clarify for us whether you record an impairment loss representing the entire receivable balance at that time, including the 80 - 90% that you expect to recover or just for the unrecoverable portion.

11. We note your response to prior comment 10. To the extent that significant country populations of smaller-balance homogenous receivables are impacting your days' sales outstanding and liquidity, these amounts and material trends should be separately disclosed and described to investors in future filings. The analysis should reveal underlying material causes of the matters described and discuss any future impact on operating results.

Alex Lung
Mindray Medical International Limited
August 17, 2012
Page 4

<u>Form 6-K filed August 6, 2012</u>

12.   We note the discussion on page 4 of your earnings release that accounts receivable days for the second quarter of 2012 were 64 days, a decrease of 15 days from the prior year. Further, in your earnings call on August 7, 2012, you discuss that you have achieved better performance as a result of increased collections of accounts receivable from developed markets and China. Please describe for us in additional detail your collections history for the second quarter of 2012 and provide us with detail on your aging of accounts receivable for significant developed countries and China, similar to that provided for your first quarter in your last response. Please identify specific trends in collections for material countries.

<u>Representations</u>

13.   We note that the response letter including the representations was signed by the registrant's counsel. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant